SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of April, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




Durango, Durango, Mexico,- Corporacion Durango, S.A. de C.V.,
( BMV: CODUSA) (Durango or the Company), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the first quarter of 2005. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the first quarter 2005 and 2004 were prepared on a pro-forma basis after excluding the results of the Paneles Ponderosa division, the operations of which were discontinued.

HIGHLIGHTS

* Shipments remained constant in 1Q05 vs. 1Q04
* Improved product mix
* Total sales price 18% greater in 1Q05 than in 1Q04
* Increase in net sales of 18% in 1Q05 vs. 1Q04
* Increase in cost below industry average
* Unit production cost increase of 15% in 1Q05 vs. 1Q04
* Increase of EBITDA of 46% in 1Q05 vs. 1Q04
* Increase of EBIT of 117% in 1Q05 vs. 1Q04
* Successful building of new company fundamentals
* Financial cost reduction of 58%
* Financial restructuring completed
* Industry cost concern going forward

PERFORMANCE

Item					1Q05	1Q04	Var
Total Shipments (000 Short Tons)	317.4	316.9	0%
Pricing (US$/Short Ton)			574	485	18%
Net Sales (US$Million)  		182.0	153.8	18%
Unit Cost (US$/Short Ton)		496	430	15%
EBITDA (US$Million)  			22.6	15.4	46%
EBITDA Margin				12%	10%	2%
US$Million


SHIPMENTS

The Companys total shipments and shipments in its industry segments remained constant as compared with the first quarter of 2004.

Shipments  (000 Short tons)	1Q05	1Q04
Paper				149.3	151.1
Packaging 			165.9	162.8
Other				2.2	3.0
Total 				317.4	316.9


PRICE

The average sales prices increased by 18% to US$574 from US$485 in the first quarter of 2004 primarily as a result of a strengthening of industry paper pricing.
The average paper unit price increased by 29% from the first quarter of 2004.


Prices   (US$/Short Ton)	1Q05	1Q04
Paper				556	431
Packaging			586	532
Other				864	703
Total				574	485


NET SALES

Total net sales grew by 18% to US$182.0 million from US$153.8 million in the first quarter of 2004 mainly due to increases in paper sales prices.


Net Sales (US$ Million)		1Q05		1Q04
Paper				83.0		65.1
Packaging			97.2		86.6
Other 				1.9		2.1
Total				182.0		153.8

Net sales from the paper segment increased by 27% to US$83.0 million from US$65.1 million in the first quarter of 2004, while net sales from the packaging segment increased by 12% to US$97.2 million from US$86.6 million in the first quarter of 2004. The average packaging unit price increased by 10% from the first quarter of 2004.


PRODUCTION COST

The unit production cost increased by 15% from the first quarter of 2004 primarily as a result of increases in the cost of energy and raw materials.

Unit Cost  (US$/ Short Ton)	1Q05	1Q04
Total				496	430

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 8% to US$13.2 million in the first quarter of 2005 from US$12.2 million in the first quarter of 2004.

EBITDA*

EBITDA* increased by 46% from the first quarter of 2004.
EBITDA as a percentage of net sales was 12% in the first quarter of 2005 compared to 10% in the first quarter of 2004.

EBITDA     (US$ Million)	1Q05	Margin	1Q04	Margin
Paper				11.7	14%	2.2	3%
Packaging			10.5	11%	12.9	15%
Other				0.4	21%	0.3	15%
Total				22.6	12%	15.4	10%


* EBITDA.- EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries:
a) operating income for such period; b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization,
iii) any non-cash charges other than any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period,
iv) the aggregate amount of all severance payments made in cash,
v) taxes paid or payable, and vi) non-cash charges incurred in connection with pension plans; and c) of the aggregate amount of interest income accrued during such period.

COMPREHENSIVE FINANCING COST

Our net comprehensive financing cost decreased from US$10.8 million in the first quarter of 2004 to US$9.4 million in the first quarter of 2005. Our net comprehensive income can be broken down as follows:

(1) Interest expense decreased by 55% to US$13.2 million from US$29.2 million in the first quarter of 2004 due to lower debt and average interest rates.

(2) Interest income increased by 150% to US$1.3 million from US$0.5 million in the first quarter of 2004, due to the average interest payable on our increased cash investments.

(3) Foreign exchange results declined from a gain of US$5.7 million in the first quarter of 2004 to a loss of US$2.3 million in the first quarter of 2005, as a result of a depreciation of the peso against the dollar.

(4) Gain from monetary position decreased to US$4.9 million from US$12.2 million in the first quarter of 2004 as a result of a lower debt in the first quarter of 2005 compared to the same period in 2004.

PROVISIONS FOR EMPLOYEE PROFIT SHARING AND INCOME
AND ASSET TAXES NET OF TAX LOSS CARRY FORWARDS

Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, decreased to a loss of US$7.6 million from a gain of US$20.9 million in the first quarter of 2004 mainly as a result of deferred tax benefit.

NET INCOME

Net income increased from a net loss of US$64.0 million in the first quarter of 2004 to a net loss of US$9.9 million in the first quarter of 2005.

FINANCIAL RESTRUCTURING CONSUMMATED

On February 23, 2005 the Company consummated its
financial restructuring. The Companys unsecured
bank creditors amended and restated their existing
loans as Series A Loans in an aggregate principal
amount of approximately $116.1 million.   The holders
of the Companys other unsecured indebtedness, including the Companys 12 5/8% Senior Notes due 2003,
13 1/8% Senior Notes due 2006, 13 1/2% Senior Notes due
2008 and 13 3/4% Senior Notes due 2009, received Series
B Notes issued in an aggregate principal amount of approximately $433.8 million in exchange for their debt.
In addition, all such creditors received the Companys series B shares, constituting an aggregate of 17% of the Companys capital stock on a fully diluted basis.

The Series A Loans will bear interest at LIBOR plus 2.75% per annum, payable quarterly, and will mature on December
31, 2012. Principal under the Series A Loans will be amortized based on the following schedule: 5.0% in 2005;
12.0% in 2006; 12.0% in 2007; 12.0% in 2008; 12.0% in 2009;
13.0% in 2010; 20.0% in 2011 and 14.0% in 2012.

The Series B Notes will bear interest at the rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter until maturity on December 31, 2012.
Interest on the Series B Notes will be payable quarterly.

The Series A Loans and Series B Notes are guaranteed by certain of the Companys subsidiaries, and be secured ratably by the real estate and other fixed assets of the Company and certain of the Companys Mexican subsidiaries and the common shares of two of the Companys subsidiaries.

SERIES B SHARES ISSUED

The B series shares (or free subscription shares) have been trading on the Mexican Stock Exchange
(Bolsa Mexicana de Valores) since March 7, 2005.



CEOS STATEMENT

Miguel Rincon, Corporacion Durangos Chairman and Chief
Executive Officer, commented: The results of this quarter continue to reflect our product mix improvement and cost control strategies that allow us to increase by 18% our price mix and maintain our cost below the industry average of costs growth. During the slowest seasonal quarter of the year, the volumes mainly remained flat and results were affected by the higher cost of energy and raw materials. Our results reflect the successful building of the new company fundamentals.

We expect that our results will continue improving gradually in the following quarters, Rincon concluded.



Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; the success of Corporacion Durango to negotiate a restructuring with its creditors; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.



CONTACTS

Corporacion Durango, S.A. de C.V.
Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

Miguel Antonio R.
+52 (618) 829 1070
rinconma@corpdgo.com.mx

The Global Consulting Group
Kevin Kirkeby
(646) 284-9416
kkirkeby@hfgcg.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 27, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES                                                                  11.1783
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND MARCH 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)
	                                                                      US$ DLLS.
                                                      December 31,March 31,   March 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    841,602$    556,132      49,751
  Accounts receivable, net .........................   1,686,900   1,794,388     160,524
  Taxes recoverable and other assets ...............     106,411      63,972       5,723
  Inventories, net .................................   1,087,127   1,174,214     105,044
  Prepaid expenses .................................       6,793      18,757       1,678
  Current assets of discontinued operations ........     105,308     106,021       9,485
            Total current assets ...................   3,834,141   3,713,484     332,205
PROPERTY, PLANT AND EQUIPMENT, net .................  11,189,590  11,125,223     995,252
OTHER ASSETS, net ..................................     377,765     382,666      34,233
Noncurrent assets of discontinued operations .......     251,241     259,045      23,174
            Total  assets ..........................$ 15,652,737$ 15,480,418   1,384,863

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     179,652     184,486      16,504
  Interest payable .................................      16,130      37,033       3,313
  Trade accounts payable ...........................     743,123     869,551      77,789
  Notes payable ....................................      49,229      46,927       4,198
  Accrued liabilities ..............................     694,354     640,895      57,334
  Employee profit-sharing ..........................         855       1,549         139
  Current liabilities of discontinued operations ...     127,902      54,941       4,915
            Total  current liabilities .............   1,811,245   1,835,382     164,192
LONG-TERM DEBT .....................................   7,006,485   6,911,023     618,253
LONG-TERM NOTES PAYABLE ............................      89,745      81,925       7,329
DEFERRED TAXES......................................   1,674,024   1,756,577     157,142
LIABILITY FOR EMPLOYEE BENEFITS.....................     307,915     307,859      27,541
LIABILITY FOR CAPITALIZATION .......................   3,183,610           0           0
LONG TERM LIABILITIES OF DISCONTINUED OPERATIONS....     156,190     151,934      13,592
            Total long term liabilities ............  12,417,969   9,209,318     823,857
            Total  liabilities .....................  14,229,214  11,044,700     988,048
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,348,246   4,398,487     393,484
  Minority interest ................................      75,277      37,231       3,331
            Total stockholders' equity .............   1,423,523   4,435,718     396,815
            Total liabilities and stockholders' equi$ 15,652,737$ 15,480,418   1,384,863

               Exchange rate: $ 11.1783

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. March Acum. March
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -152,712$   -111,170      -9,945
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     430,522     107,039       9,576
       Amortization of debt issuance cost and other
           financing costs .....................................     330,018           0           0
       Loss on sale of property, plant and equipment ...........      22,280        -764         -68
       Impairment of long-lived assets .........................     467,306           0           0
       Deferred income taxes ...................................    -322,512      74,872       6,698
       Other....................................................      32,158       6,604         591
       Total items which do not require cash....................     959,772     187,751      16,796
  Net resources generated from income ..........................     807,060      76,581       6,851
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      71,383     -87,087      -7,791
    Decrease (Increase) in current assets ......................       9,340     -75,936      -6,793
    Decrease (increase) in account receivables, net ............     132,236      -1,077         -96
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -180,635      92,264       8,254
  Resources generated by continued operating  ..................     839,384       4,745         424
  Assets and liabilities discontinued ..........................      22,079     -73,674      -6,591
  Resources generated by operating activities ..................     861,463     -68,929      -6,166
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -610,032  -3,355,408    -300,172
       Increase (Decrease) in capital ..........................          47     283,518      25,363
       Gain on shares sales ....................................           0   2,899,464     259,383
  Net resources generated from financing activities ............    -609,985    -172,426     -15,425
INVESTMENT ACTIVITIES:
       Restricted cash..........................................     166,970           0           0
       Acquisition of property, plant and equipment.............    -208,896     -29,881      -2,673
       Sale of property, plant and equipment....................      16,076         862          77
       Increase in deferred assets .............................     -70,102     -15,096      -1,350
  Net resources applied to investing activities ................     -95,952     -44,115      -3,946
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     155,526    -285,470     -25,538
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     686,076     841,602      75,289
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    841,602$    556,132US    49,751


* The exchange rate of 11.1783 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,789,718$  2,034,883         14%     153,823     182,039         18%
COST OF SALES ...........................  1,586,412   1,760,214         11%     136,382     157,468         15%
     Gross profit........................    203,306     274,669         35%      17,441      24,571         41%

     Selling and Administrative expenses     142,130     147,822          4%      12,206      13,224          8%
     Operating income ...................     61,176     126,847        107%       5,235      11,347        117%
FINANCIAL EXPENSE:
Interest expense ........................    340,742     147,729        -57%      29,217      13,216        -55%
Interest income .........................     -5,936     -14,194        139%        -509      -1,270        150%
Exchange (gain) loss, net ...............    -66,693      25,466     N/A          -5,718       2,278     N/A
Gain on monetary position ...............   -142,124     -54,470        -62%     -12,171      -4,873        -60%
  Total financial expense ...............    125,989     104,531        -17%      10,819       9,351        -14%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     16,555     -60,541     N/A           1,430      -5,416     N/A
  Total other income (expense) ..........     16,555     -60,541     N/A           1,430      -5,416     N/A
  Income (loss) before income and asset t    -48,258     -38,225        -21%      -4,154      -3,420        -18%
Provisions for income and asset taxes ...     33,639      10,014        -70%       2,914         895        -69%
Provision for deferred income taxes .....   -277,594      74,872     N/A         -23,779       6,697     N/A
  Net income after taxes ................    195,697    -123,111     N/A          16,711     -11,012     N/A
Impairment ..............................    958,190           0       -100%      82,148           0       -100%
Discontinued operations .................    -16,552     -11,941        -28%      -1,419      -1,068        -25%
Net income before minority interest......$  -745,941$   -111,170        -85%     -64,018      -9,944        -84%
  Minority interest......................     -6,522     -70,987        988%        -744      -3,594        383%
  Majority net income....................$  -739,419$    -40,183        -95%     -63,274      -6,350        -90%

  Operating income ......................     61,176     126,847        107%       5,235      11,347        117%
  Depreciation & amortization ...........    106,767     104,265         -2%       9,181       9,327          2%
  Interest income .......................      5,936      14,194        139%         509       1,270        150%
  Employee retirement obligations .......      1,019       2,337        129%          87         209        140%
  Allowance for doubtful accounts .......      4,717       4,660         -1%         404         417          3%
  EBITDA ................................    179,615     252,303         40%      15,416      22,570         46%
